UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 14, 2025 titled “Arcos Dorados Reports First Quarter 2025 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 14, 2025

Item 1

Arcos Dorados First Quarter 2025 Results

May 14, 2025

ARCOS DORADOS REPORTS FIRST QUARTER 2025 FINANCIAL RESULTS

•	Systemwide Comparable Sales[1] grew 11.1% versus the prior year, contributing to total company revenues of $1.1 billion in the first quarter of 2025.

•	Digital channel sales (from Mobile App, Delivery and Self-order Kiosks) rose 6.3% year-over-year in US dollars and contributed almost 60% of total systemwide sales in the quarter.

•	The Loyalty Program had 18.8 million registered members at the end of the first quarter of 2025, across five available markets, and was recently introduced in a sixth market.

•	Consolidated Adjusted EBITDA[1] was $91.3 million and Net Income was $13.9 million, or $0.07 per share, in the first quarter of 2025.

•	Net Debt to Adjusted EBITDA leverage ratio was 1.4x as of March 31, 2025.

Montevideo, Uruguay, May 14, 2025 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America and the Caribbean’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months ended March 31, 2025.

First Quarter 2025 Highlights

•	Consolidated revenues totaled $1.1 billion, relatively flat versus the prior year in US dollars, despite strong currency depreciations in the Company’s three largest markets.

•	Systemwide comparable sales[1] grew 11.1%, in-line with the Company’s blended inflation.

•	The Loyalty Program reached 18.8 million registered members at the end of the quarter, supporting increased frequency and higher average check in available markets.

•	Consolidated Adjusted EBITDA was $91.3 million, with an 8.5% margin on total revenues.

•	Net Income was $13.9 million, with a 1.3% margin on total revenues.

•	The Company opened 12 Experience of the Future (EOTF) restaurants in the quarter, including 10 free-standing locations.

1 For definitions, please refer to page 15 of this document.

Message from Marcelo Rabach, Chief Executive Officer

The beginning of 2025 was in-line with our expectations when we said the first quarter should be the low point of the year. Importantly, operating performance improved sequentially in the first quarter, with the best results coming in March, and we continue to expect better performance as the year progresses.

Our optimism is rooted in the belief that Arcos Dorados is uniquely positioned within Latin America’s quick service restaurant (QSR) industry given the strength of our brand, the success of our strategy, the geographic diversification of our operating footprint and the numerous competitive advantages of our business model. These strengths should help Arcos Dorados navigate today’s volatile and challenging market conditions better than any other restaurant operator in the region.

For the first quarter, total revenue reached $1.1 billion, which was flat versus last year in US dollars. By focusing on the factors we control, we generated 11.1% systemwide comparable sales growth and drove total revenue 14.1% higher in constant currency. As a result, local currency growth was sufficient to offset (i) the strong depreciation of our three main currencies over the last twelve months, (ii) the comparison with Leap Day in last year’s results and (iii) the comparison with Holy Week, which was in the first quarter of last year.

Consolidated Adjusted EBITDA was $91.3 million in the quarter. Argentina and Chile rebounded strongly versus the prior year, driving SLAD’s profitability higher in US dollars. Consolidated profitability declined versus last year due mainly to weaker local currencies and margin pressures in Brazil.

Digital sales rose 6.3%, boosted by almost 19 million monthly average Mobile App users. Digital sales penetration was almost 60% of systemwide sales in the first quarter, with notable strength in Loyalty, Mobile Order and Pay, Own Delivery and Self-order Kiosks. The Loyalty Program continued to drive higher frequency and average check among its 18.8 million registered members and across the five markets where it was available during the quarter.

Our strategy is about providing guests with an omnichannel experience, allowing them to choose when, where and how they enjoy their favorite McDonald’s menu items. As a result, even as consumers pulled back on eating out of home during the quarter, off-premise channels remained resilient, generating about 43% of total systemwide sales in the quarter.

No other QSR operator in the region offers guests as accessible, diverse and modernized restaurant base as Arcos Dorados. This is why our results have continued to outshine the competition, no matter the operating context, and why we remain confident in the Company’s future growth and shareholder value generation.

3

1	Consolidated Results

4

AD Holdings Inc. – Consolidated Key Financial Results

Figure 1.

(In millions of U.S. dollars, except as noted)

	1Q24 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q25 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,381			2,439

Sales by Company-operated Restaurants	1,031.4	(148.2)	144.3	1,027.5	-0.4%	14.0%
Revenues from franchised restaurants	49.9	(8.8)	8.0	49.1	-1.7%	15.9%
Total Revenues	1,081.4	(157.1)	152.3	1,076.6	-0.4%	14.1%
Systemwide Comparable Sales						11.1%
Adjusted EBITDA	108.9	(13.1)	(4.6)	91.3	-16.2%	-4.2%
Adjusted EBITDA Margin	10.1%			8.5%	-1.6 p.p.
Net income (loss) attributable to AD	28.5	(2.6)	(12.0)	13.9	-51.1%	-42.0%
Net income attributable to AD Margin	2.6%			1.3%	-1.3 p.p.
No. of shares outstanding (thousands)	210,656			210,663
EPS (US$/Share)	0.14			0.07

Arcos Dorados’ total revenues reached $1.1 billion, nearly flat in US dollars versus the prior year quarter. Total revenues grew 14.1% in constant currency, supported by 11.1% higher systemwide comparable sales. Slower underlying growth was explained by the comparison with both Leap Day and Holy Week while the US dollar result was further impacted by the strong depreciation of several local currencies versus the prior year.

The Company’s strategy proved its resilience in the first quarter of 2025 with sustained US dollar growth in Digital and Delivery sales, stable Drive-thru sales and the continued modernization and expansion of its restaurant portfolio.

Digital sales rose 6.3% in the period, helped by close to 19 million monthly average users of the Mobile App. Digital channels generated almost 60% of systemwide sales in the quarter, including notable sales strength in Loyalty, Self-order Kiosks, Mobile Order and Pay and Own Delivery.

The Company’s Loyalty Program had 18.8 million registered members at the end of the first quarter of 2025. Argentina and Colombia were added to the Program during the quarter, joining Brazil, Costa Rica and Uruguay, which were added prior to 2025. Loyalty continued to gain traction with guests, generating 19% of total sales in Brazil, Costa Rica and Uruguay, with very encouraging early results in Argentina and Colombia as well. The Loyalty Program’s lifecycle management strategies continued to support increased customer lifetime value as well as a 12% increase in the Mobile App’s identified sales.

At the end of April 2025, Ecuador became the sixth market to offer the Loyalty Program to its guests. The Program is now active in 67% of all restaurants in the Company’s footprint and remains on target to be available in all main markets by year-end 2025.

Drive-thru sales accounted for about 24% of systemwide sales, which has been the level for the last several quarters. Arcos Dorados continues to enjoy a structural competitive advantage with this sales channel given its market leading freestanding restaurant portfolio.

The digitalization of Arcos Dorados included the implementation of a new employee scheduling system in NOLAD and SLAD’s restaurants in 2024. The system, which is being optimized in 2025, helped improve productivity during the quarter, leading to a reduction in Payroll expenses as a percentage of revenue compared with the prior year period.

5

Adjusted EBITDA – Consolidated

($ million)

First quarter consolidated Adjusted EBITDA was $91.3 million, down 16.2% in US dollars versus the prior year quarter. Weaker local currencies and margin pressure in Brazil led to the lower result. This was partially offset by stronger performance in SLAD, driven by a recovery in Argentina’s sales and Adjusted EBITDA, the latter delivering higher US dollars and profitability margin.

Net income attributable to the Company totaled $13.9 million in the first quarter of 2025, compared to $28.5 million in the same period of 2024. The result included a depreciation and amortization expense of $46.3 million, a net interest expense of $16.6 million, a $1.9 million loss from non-cash foreign exchange and derivative instruments as well as an income tax expense of $12.5 million.

Consolidated Adjusted EBITDA margin was 8.5%, down 160 basis points year-over-year. This included higher Food and Paper (F&P) costs, higher Occupancy and other operating expenses and higher General and Administrative expenses (G&A) as a percentage of revenue. These effects were partially offset by lower Payroll expenses as a percentage of revenue.

Under the terms of the new Master Franchise Agreement with McDonald’s, the Company will apply a lower contract royalty rate equally to all three divisions beginning January 1, 2025. As a result, NOLAD and SLAD will have about 100 basis points lower Royalty Fee throughout 2025, whereas Brazil, which will no longer receive a growth support incentive, will have about 100 basis points higher Royalty Fee, compared with 2024. The net result on the consolidated royalty rate in the first quarter was a 10 basis point reduction versus the prior year quarter and the Company expects a similar impact throughout the year.

Net income margin attributable to the Company was 1.3%, or 130 basis points lower versus the first quarter of 2024. In addition to the abovementioned impacts on the Adjusted EBITDA margin, the combined loss from non-cash foreign exchange and derivative instruments as well as income tax expenses were lower, as a percentage of revenue versus the prior year quarter.

Arcos Dorados recorded earnings of $0.07 per share in the first quarter of 2025 compared to $0.14 per share in the prior year period. Total weighted average shares amounted to 210,663,057 in the first quarter compared to 210,655,747 in the prior year’s quarter.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: there were no notable items included in the Adjusted EBITDA in either the first quarter of 2025 or the first quarter of 2024.

Excluded from Adjusted EBITDA: there were no notable items excluded from the Adjusted EBITDA in either the first quarter of 2025 or the first quarter of 2024.

6

2	Divisional Results

7

Brazil Division – Key Financial Results

Figure 2.

(In millions of U.S. dollars, except as noted)

	1Q24 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q25 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,141			1,179

Total Revenues	448.9	(73.1)	24.5	400.3	-10.8%	5.5%
Systemwide Comparable Sales						2.9%
Adjusted EBITDA	75.4	(9.1)	(16.7)	49.6	-34.3%	-22.2%
Adjusted EBITDA Margin	16.8%			12.4%	-4.4 p.p.

Brazil’s revenues totaled $400.3 million, down in US dollars due to the depreciation of the Brazilian real. According to third-party research, consumer visits to the informal eating out industry in Brazil declined versus the same period last year. Despite this softness in industry traffic, the Company’s systemwide comparable sales rose 2.9% year-over-year.

Digital sales growth in the division benefitted from marketing campaigns such as the Big Brother Brasil and Lollapalooza music festival sponsorships that successfully increased engagement with and awareness of the “Meu Méqui” Loyalty Program.

Notable menu innovation in the quarter included the launch of McChicken Lemon Pepper and Double McChicken, reinforcing the chicken category. The Company also brought back the popular McFish sandwich for a limited time, now paired with Rustic Potatoes, offering its version of “Fish & Chips” to delight its guests. In March, Brazil introduced the “Méqui do Dia” campaign, offering a different combo promotion each day of the work week. Finally, new dessert offerings included guest-favorite M&M and Kit Kat with coconut versions of the McFlurry.

According to third-party research (CREST), McDonald’s brand preference increased during the quarter and value share reached a new record for the trailing-twelve-month period through March, accounting for almost 47% of the country’s QSR industry sales.

As reported Adjusted EBITDA in the division totaled $49.6 million in the quarter. The strong depreciation of the Brazilian real and a lower profitability margin led to the decline versus the prior year. Higher beef and other input costs pressured the F&P line in the quarter while slower sales growth led to deleveraging in the Occupancy and other operating expenses line. Payroll expenses improved while G&A remained relatively flat as a percentage of revenue. As mentioned previously, Royalty Fees were about 100 basis points higher as a percentage of revenue versus the first quarter of 2024.

8

North Latin American Division (NOLAD) – Key Financial Results

Figure 3.

(In millions of U.S. dollars, except as noted)

	1Q24 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q25 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	647			657

Total Revenues	302.7	(19.9)	(1.1)	281.7	-6.9%	-0.4%
Systemwide Comparable Sales						-1.6%
Adjusted EBITDA	28.6	(1.3)	(1.0)	26.2	-8.3%	-3.6%
Adjusted EBITDA Margin	9.4%			9.3%	-0.1 p.p.

As reported revenues in NOLAD totaled $281.7 million, with the year-over-year decline explained mainly by the depreciation of the Mexican peso and challenging economic conditions in many of the division’s markets. Systemwide comparable sales declined 1.6% year-over-year. Notably, the result included low single digit growth in Mexico, despite the difficult comparison with Leap Day and Holy Week in the prior year and a challenging consumer environment this year. This was offset by lower comparable sales in Costa Rica and Panama, versus the same period last year.

Guests in NOLAD adopted Mobile Order & Pay in increasing numbers in the quarter and Own Delivery achieved remarkable growth. Digital campaigns such as AppNiversary were key to drive downloads and customer engagement.

NOLAD’s marketing activities aimed at staying close to the consumer in a challenging operating environment by focusing on value platforms. Mexico leveraged its “Elige tu Fav” and “3x3” value platforms, Costa Rica added the “Combo de los Cinco” to its existing “McMenú” platform and Puerto Rico launched a bold breakfast campaign, “Las Mañanas son de McDonald’s” to showcase the iconic breakfast menu. NOLAD generated food news through core extensions such as “McCrispy Legend” in Puerto Rico, the Big Mac Bacon and Double Big Mac in Costa Rica and the Filet-O-Fish in Panama. Several markets also introduced new flavors to local dessert menus.

As reported Adjusted EBITDA in the division was $26.2 million in the quarter. The lower result versus the prior year came from the weaker currencies and lower total revenue. The flattish margin mainly included better F&P and Royalty Fees, which was compensated by higher Occupancy & Other Operating expenses and G&A as a percentage of revenue. Payroll expenses were approximately flat as a percentage of revenue versus the previous year, despite the continuation of minimum wage increases above inflation in Mexico and Puerto Rico.

9

South Latin American Division (SLAD) – Key Financial Results

Figure 4.

(In millions of U.S. dollars, except as noted)

	1Q24 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q25 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	593			603

Total Revenues	329.7	(64.0)	128.9	394.6	19.7%	39.1%
Systemwide Comparable Sales						38.7%
Adjusted EBITDA	24.7	(5.4)	19.7	39.1	57.9%	79.7%
Adjusted EBITDA Margin	7.5%			9.9%	2.4 p.p.

SLAD’s as reported revenues in the quarter were $394.6 million, up 19.7% in US dollars. Argentina rebounded from last year’s challenging beginning to the year, adding to strong systemwide comparable sales growth contributions from markets such as Ecuador, Uruguay and Venezuela.

Digital sales in SLAD grew about 33% in US dollars versus the prior year period. Argentina and Uruguay, both of which reached 70% digital sales penetration, generated among the Company’s fastest rates of growth in Digital sales.

Identified sales grew 50% versus the same period last year, and now represents more than 26% of SLAD’s sales. The Loyalty Program celebrated the one-year anniversary of its launch in Uruguay, where results are among the best globally in terms of engagement. More recently, SLAD added Argentina and Colombia to the Program and early results have been promising. The AppNiversary campaign and Lollapalooza sponsorship contributed to Loyalty Program adoption as well as to growth of Own Delivery and Mobile Order & Pay on the Company’s Mobile App.

Most of the division’s markets celebrated core favorites, with a Big Mac extension campaign to boost brand favoritism among guests. Additionally, premium line campaigns in several markets featured innovative and unique menu items such as "Tasty Feat Cuarto" in Argentina, "Tasty Turbo Bacon" in Colombia and "Master Provolone" in Ecuador. Desserts included innovations such as the Choco Cono, Oreo Cone and favorite local flavors in the McFlurry, which increased the already-large perception gap versus the nearest competitor in this segment.

Visit share and brand equity scores sustained the positive trends of the last few quarters, with especially impressive results in markets such as Argentina and Uruguay.

As reported Adjusted EBITDA totaled $39.1 million in the first quarter. The strong growth in the US dollar result was generated by a recovery in the division’s profitability margin and a significantly lower currency impact compared with the prior year quarter. Margin expansion included the lower Royalty rate and better performance in nearly all cost and expense line items, with notably better Payroll productivity. All the division’s main markets delivered higher profitability versus the prior year quarter.

10

New Unit Development: Total and by Format[1]

Figure 5.

	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Brazil	1,179	1,173	1,160	1,150	1,141
NOLAD	657	654	649	649	647
SLAD	603	601	601	596	593
TOTAL	2,439	2,428	2,410	2,395	2,381

1end of period, including company operated and franchised restaurants

Figure 6.

as of Mar. 31, 2025	Store Format*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	630	90	459	1,179	725	454	146	2,020
NOLAD	414	47	196	657	499	158	19	523
SLAD	262	124	217	603	506	97	222	738
TOTAL	1,306	261	872	2,439	1,730	709	387	3,281

*FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados added 12 new EOTF restaurants to the Company’s footprint, including 10 free-standing units, in the first quarter of 2025. The Company plans to accelerate the pace of openings as the year progresses to meet its full-year guidance of 90 to 100 new restaurants.

As of the end of March 2025, there were 1,669 EOTF restaurants in Arcos Dorados footprint, making up 68% of its restaurant portfolio.

11

Consolidated Debt and Financial Ratios

Figure 7.

(In thousands of U.S. dollars, except ratios)

	March 31,	December 31,
	2025	2024
Total Cash & cash equivalents (i)	494,791	138,593
Total Financial Debt (ii)	1,163,404	707,649
Net Financial Debt (iii)	668,613	569,056
LTM Adjusted EBITDA	482,444	500,100
Total Financial Debt / LTM Adjusted EBITDA ratio	2.4	1.4
Net Financial Debt / LTM Adjusted EBITDA ratio	1.4	1.1
LTM Net income attributable to AD	134,180	148,759
Total Financial Debt / LTM Net income attributable to AD ratio	8.7	4.8
Net Financial Debt / LTM Net income attributable to AD ratio	5.0	3.8

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $75.3 million and $80.3 million as a reduction of financial debt as of March 31, 2025 and December 31, 2024, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

As of March 31, 2025, total cash and cash equivalents were $494.8 million, including the net proceeds of the 2032 Notes issuance during the first quarter. Total financial debt (including the net derivative instrument position) was $1.2 billion. This figure included $243.1 million of the 2027 Notes, which the Company redeemed with cash on hand in April 2025. Net debt (total financial debt minus total cash and cash equivalents) at the end of March 2025 was $668.6 million, up from $569.1 million at the end of 2024.

The net debt to Adjusted EBITDA leverage ratio ended the first quarter at 1.4x, up from 1.1x at the end of 2024.

Net cash used in operating activities in the first quarter of 2025, totaled $13.4 million with total property and equipment expenditures of $ 48.8 million. This compares with the prior year quarter’s net cash used in operating activities of $9.4 million and total property and equipment expenditures of $61.2 million.

12

3	Recent Developments

13

Recent Developments

2027 Notes Redemption

On February 28, 2025, the Company announced the redemption of the untendered portion of the 2027 Notes, at a price equal to 100% of the outstanding principal amount of the Notes plus accrued and unpaid interest from October 4, 2024, to April 4, 2025, the redemption date. The redemption of the 2027 Notes was completed on April 4, 2025.

2025 Annual General Shareholders’ Meeting

The Company held its Annual General Shareholders’ Meeting in Willemstad, Curaçao on April 25, 2025. At the meeting, all the proposals were approved by the required majority of shareholders.

First Quarter 2025 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, May 14, 2025, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados First Quarter 2025 Earnings Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: https://ir.arcosdorados.com/.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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14

Definitions

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), this press release and the accompanying tables use a non-GAAP financial measure titled ‘Adjusted EBITDA’. Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains: gains from sale or insurance recovery of property and equipment, write-offs of long-lived assets, and impairment of long-lived assets.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 8 of this earnings release includes a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation and (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

15

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,400 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 03/31/2025). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2025. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

16

First Quarter 2025 Consolidated Results

Figure 8.

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2025	2024
REVENUES
Sales by Company-operated restaurants	1,027,531	1,031,422
Revenues from franchised restaurants	49,061	49,934
Total Revenues	1,076,592	1,081,356
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(366,612)	(360,987)
Payroll and employee benefits	(197,749)	(201,960)
Occupancy and other operating expenses	(308,065)	(299,053)
Royalty fees	(63,411)	(65,003)
Franchised restaurants - occupancy expenses	(21,044)	(21,990)
General and administrative expenses	(73,325)	(68,658)
Other operating (expenses) income, net	(1,239)	3,846
Total operating costs and expenses	(1,031,445)	(1,013,805)
Operating income	45,147	67,551
Net interest expense and other financing results	(16,592)	(16,438)
Gain (loss) from derivative instruments	110	(1,933)
Foreign currency exchange results	(1,961)	(998)
Other non-operating expenses, net	(122)	(429)
Income before income taxes	26,582	47,753
Income tax expense, net	(12,505)	(18,961)
Net income	14,077	28,792
Net income attributable to non-controlling interests	(147)	(283)
Net income attributable to Arcos Dorados Holdings Inc.	13,930	28,509
Net income attributable to Arcos Dorados Holdings Inc. Margin as % of total revenues	1.3%	2.6%
Earnings per share information ($ per share):
Basic net income per common share	$ 0.07	$ 0.14
Weighted-average number of common shares outstanding-Basic	210,663,057	210,655,747
Adjusted EBITDA Reconciliation
Net income attributable to Arcos Dorados Holdings Inc.	13,930	28,509
Net income attributable to non-controlling interests	147	283
Income tax expense, net	12,505	18,961
Other non-operating expenses, net	122	429
Foreign currency exchange results	1,961	998
Gain (loss) from derivative instruments	(110)	1,933
Net interest expense and other financing results	16,592	16,438
Depreciation and amortization	46,295	43,091
Operating charges excluded from EBITDA computation	(163)	(1,707)
Adjusted EBITDA	91,279	108,935
Adjusted EBITDA Margin as % of total revenues	8.5%	10.1%

17

First Quarter 2025 Results by Division and Average Exchange Rates per Quarter

Figure 9.

(In thousands of U.S. dollars)

	For Three-Months ended March 31,		As reported	Constant Currency
	2025	2024	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	400,302	448,937	-10.8%	5.5%
NOLAD	281,700	302,721	-6.9%	-0.4%
SLAD	394,590	329,698	19.7%	39.1%
TOTAL	1,076,592	1,081,356	-0.4%	14.1%

Operating Income (loss)
Brazil	32,978	57,042	-42.2%	-31.5%
NOLAD	12,859	17,983	-28.5%	-27.2%
SLAD	25,069	14,442	73.6%	97.5%
Corporate and Other	(25,759)	(21,916)	-17.5%	-30.9%
TOTAL	45,147	67,551	-33.2%	-23.0%

Adjusted EBITDA
Brazil	49,569	75,446	-34.3%	-22.2%
NOLAD	26,240	28,602	-8.3%	-3.6%
SLAD	39,060	24,741	57.9%	79.7%
Corporate and Other	(23,590)	(19,854)	-18.8%	-32.8%
TOTAL	91,279	108,935	-16.2%	-4.2%

Figure 10.

period average local currency per US$	Brazil	Mexico	Argentina
1Q25	5.86	20.43	1,055.04
1Q24	4.95	16.97	834.32

18

Summarized Consolidated Balance Sheet

Figure 11.

(In thousands of U.S. dollars)

	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	404,606	135,064
Short-term investments	90,185	3,529
Accounts and notes receivable, net	148,628	119,441
Other current assets (1)	217,258	209,953
Derivative instruments	132	416
Total current assets	860,809	468,403
Non-current assets
Property and equipment, net	1,175,979	1,127,042
Net intangible assets and goodwill	133,823	66,644
Deferred income taxes	106,010	90,287
Derivative instruments	75,169	79,874
Equity method investments	14,362	14,346
Leases right of use asset	997,942	949,977
Other non-current assets (2)	102,926	96,081
Total non-current assets	2,606,211	2,424,251
Total assets	3,467,020	2,892,654
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	297,609	347,895
Taxes payable (3)	116,447	118,466
Accrued payroll and other liabilities	155,076	113,259
Royalties payable to McDonald’s Corporation	27,813	20,860
Provision for contingencies	1,198	1,199
Interest payable	21,873	7,798
Financial debt (4)	285,738	64,167
Operating lease liabilities	95,278	92,280
Total current liabilities	1,001,032	765,924
Non-current liabilities
Accrued payroll and other liabilities	90,763	20,928
Provision for contingencies	33,015	29,157
Financial debt (5)	931,094	715,974
Deferred income taxes	2,094	2,084
Operating lease liabilities	892,259	849,158
Total non-current liabilities	1,949,225	1,617,301
Total liabilities	2,950,257	2,383,225
Equity
Class A shares of common stock	389,967	389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	627,760	664,390
Accumulated other comprehensive loss	(624,687)	(668,484)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	515,247	508,080
Non-controlling interest in subsidiaries	1,516	1,349
Total equity	516,763	509,429
Total liabilities and equity	3,467,020	2,892,654

(1)	Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2)	Includes "Miscellaneous" and "Collateral deposits".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Short-term debt”, “Current portion of long-term debt" and "Derivative instruments”.

(5)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

19

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